82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

08001303

KELSO TECHNOLOGIES ISSUES 2007 YEAR-END AUDITED FINANCIAL STATEMENTS & Q1 2008 UNAUDITED FINANCIAL STATEMENTS

TUESDAY, JANUARY 29, 2008 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that it has issued its audited financial statements for the fiscal year ended August 31, 2007 and also its first quarter, unaudited statements for the first quarter of fiscal 2008 for the three months ending November 30, 2007.

These financial statements released today and past audited and unaudited financials are available for review at www.sedar.com effective immediately.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

2008 MAR 18 A 2:43

RECEIVED

dlw 3/18

82-24941

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES 2007 YEAR-END AUDITED FINANCIAL STATEMENTS & Q1 2008 UNAUDITED FINANCIAL STATEMENTS

TUESDAY, JANUARY 29, 2008 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that it has issued its audited financial statements for the fiscal year ended August 31, 2007 and also its first quarter, unaudited statements for the first quarter of fiscal 2008 for the three months ending November 30, 2007.

These financial statements released today and past audited and unaudited financials are available for review at www.sedar.com effective immediately.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ENTERS INTO MEMORANDUM OF UNDERSTANDING WITH U.S. COMPANY TO ENHANCE MARKET AWARENESS OF KELSO TECHNOLOGY

WEDNESDAY, MARCH 21, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc., (TSXV:KLS) (Pink Sheets:KEOSF) developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that it has entered into Memorandum of Understanding (the "MOU") with Virginia Sealing Products, Inc. ("VSP") of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

Kelso management initiated discussion with VSP in February as part of its mandate to identify and recruit a qualified, senior level executive to spearhead the Company's sales and marketing efforts in North America, beginning with the rail sector. As a result, the two companies agreed to undertake a working relationship which would enhance Kelso's reach to potential customers and ultimately increase sales of Kelso's products.

Kelso has worked closely with VSP in the past to develop and supply sealing material and products for Kelso's JS75 line of pressure relief valves for railroad tank cars. VSP was formed in 1979 to provide fluid sealing product fabrication and supply to industry. During the 1980's, VSP began to focus on industrial gasketing, as industry began to convert to non-asbestos fluid sealing products. VSP's range of products and suppliers increased during this time period to include many other world class fluid sealing product manufacturers.

VSP has 45 employees and support/fabrication centers in three states. VSP's business is a combination of formal Fluid Sealing Management contracts with large industrial clients, traditional sales/distribution, sales of fabricated gaskets to distributors, OEMs and catalog companies around the country, development and manufacturing of patented or proprietary sealing products, and product supply and technical support into the railroad tankcar market. In addition to significant growth throughout the industrial marketplace, VSP has evolved into a major supplier of gaskets and related fluid sealing engineering and support services to the rail transportation market, with a diverse array of railcar repair companies and corporations throughout the CPI and Petroleum Refining industries.

It is because of VSP's in-depth knowledge, history of success and access to customers in Kelso's target user market in North America that the Company is very pleased to enter into an alliance with VSP. Kelso CEO, John L. Carswell said that *"as we transition from a pure research and development company to a marketing and sales focused entity, it is important to align ourselves with good companies that understand the importance of our new valve technology. We believe Virginia Sealing Products is just such a company and that they can help us achieve product and technology awareness in the market sectors we are initially going after. By integrating our products into their marketing and customer infrastructure we both see real and impressive growth opportunities."*

cont'd. . . .

82-2441

VSP is the first North American company selected to formally augment Kelso's marketing and sales efforts on a wide spread basis, and this MOU forms part of the new Strategic Plan that was initiated last fall subsequent to certain management changes with the Company.
Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,

"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ENTERS INTO MEMORANDUM OF UNDERSTANDING WITH U.S. COMPANY TO ENHANCE MARKET AWARENESS OF KELSO TECHNOLOGY

WEDNESDAY, MARCH 21, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc., (TSXV:KLS) (Pink Sheets:KEOSF) developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that it has entered into Memorandum of Understanding (the "MOU") with Virginia Sealing Products, Inc. ("VSP") of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

Kelso management initiated discussion with VSP in February as part of its mandate to identify and recruit a qualified, senior level executive to spearhead the Company's sales and marketing efforts in North America, beginning with the rail sector. As a result, the two companies agreed to undertake a working relationship which would enhance Kelso's reach to potential customers and ultimately increase sales of Kelso's products.

Kelso has worked closely with VSP in the past to develop and supply sealing material and products for Kelso's JS75 line of pressure relief valves for railroad tank cars. VSP was formed in 1979 to provide fluid sealing product fabrication and supply to industry. During the 1980's, VSP began to focus on industrial gasketing, as industry began to convert to non-asbestos fluid sealing products. VSP's range of products and suppliers increased during this time period to include many other world class fluid sealing product manufacturers.

VSP has 45 employees and support/fabrication centers in three states. VSP's business is a combination of formal Fluid Sealing Management contracts with large industrial clients, traditional sales/distribution, sales of fabricated gaskets to distributors, OEMs and catalog companies around the country, development and manufacturing of patented or proprietary sealing products, and product supply and technical support into the railroad tankcar market. In addition to significant growth throughout the industrial marketplace, VSP has evolved into a major supplier of gaskets and related fluid sealing engineering and support services to the rail transportation market, with a diverse array of railcar repair companies and corporations throughout the CPI and Petroleum Refining industries.

It is because of VSP's in-depth knowledge, history of success and access to customers in Kelso's target user market in North America that the Company is very pleased to enter into an alliance with VSP. Kelso CEO, John L. Carswell said that *"as we transition from a pure research and development company to a marketing and sales focused entity, it is important to align ourselves with good companies that understand the importance of our new valve technology. We believe Virginia Sealing Products is just such a company and that they can help us achieve product and technology awareness in the market sectors we are initially going after. By integrating our products into their marketing and customer infrastructure we both see real and impressive growth opportunities."*

cont'd. . . .

82-2441

VSP is the first North American company selected to formally augment Kelso's marketing and sales efforts on a wide spread basis, and this MOU forms part of the new Strategic Plan that was initiated last fall subsequent to certain management changes with the Company.
Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,

"John L. Carswell"
John L. Carswell
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TEAM NAMES CHAIRMAN OF NEWLY-CONSTITUTED RAIL ADVISORY BOARD

MONDAY, MARCH 26, 2007 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that Mr. James Frew, has accepted the position of Chairman of Kelso's newly constituted Rail Advisory Board ("the RAB").**

Mr. Frew, B.S., Nuclear Engineering, Mississippi State University, resides in Kingsport, Tennessee, and is Director Railcar Division for Virginia Sealing Products, Inc. ("VSP"); a company that recently entered into a Memorandum of Understanding (the "MOU") with Kelso Technologies to assist with market awareness of Kelso products as Kelso begins to expand its sales and marketing initiatives in North America.

The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

Mr. Frew was asked to Chair the Rail Advisory Board due to his experience within the North American rail industry and his active involvement with the Association of American Railroads (AAR) and its various committees. He is well known and respected throughout the industry and his appointment is considered to be instrumental to the success of the Company as it moves forward in its alliance with VSP and other corporate objectives. Additional Advisory Board members have been identified and their appointments will be announced in due course.

Mr. Frew has worked with VSP since 1997 and became familiar with Kelso and its technology in 2005. Shortly thereafter, VSP was asked to consult on testing and development of specific seals for the Company's patented, unique JS75 Pressure Relief Valve. Prior to this, he worked as a Project Engineering Consultant for various nuclear power plant sites in the areas of federal, state and local compliance, emergency preparedness, transportation and environmental protection. Mr. Frew is well acquainted with governmental regulatory bodies such as the Nuclear Regulatory Commission and the U.S. Department of Energy. This experience along with his involvement with the (AAR) and the Non-Accident Release Committee is believed by Kelso management to be extremely beneficial to the Company as it moves its strategic corporate objectives forward.

VSP is the first North American company selected to formally augment Kelso's product awareness plans within the rail industry. This MOU forms part of the new Strategic Plan that was initiated last fall subsequent to certain management changes within the Company.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com) and please visit the Virginia Sealing Products, Inc. website at www.vasealing.com.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,

"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TEAM NAMES CHAIRMAN OF NEWLY-CONSTITUTED RAIL ADVISORY BOARD

MONDAY, MARCH 26, 2007 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that Mr. James Frew, has accepted the position of Chairman of Kelso's newly constituted Rail Advisory Board ("the RAB").**

Mr. Frew, B.S., Nuclear Engineering, Mississippi State University, resides in Kingsport, Tennessee, and is Director Railcar Division for Virginia Sealing Products, Inc. ("VSP"); a company that recently entered into a Memorandum of Understanding (the "MOU") with Kelso Technologies to assist with market awareness of Kelso products as Kelso begins to expand its sales and marketing initiatives in North America.

The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

Mr. Frew was asked to Chair the Rail Advisory Board due to his experience within the North American rail industry and his active involvement with the Association of American Railroads (AAR) and its various committees. He is well known and respected throughout the industry and his appointment is considered to be instrumental to the success of the Company as it moves forward in its alliance with VSP and other corporate objectives. Additional Advisory Board members have been identified and their appointments will be announced in due course.

Mr. Frew has worked with VSP since 1997 and became familiar with Kelso and its technology in 2005. Shortly thereafter, VSP was asked to consult on testing and development of specific seals for the Company's patented, unique JS75 Pressure Relief Valve. Prior to this, he worked as a Project Engineering Consultant for various nuclear power plant sites in the areas of federal, state and local compliance, emergency preparedness, transportation and environmental protection. Mr. Frew is well acquainted with governmental regulatory bodies such as the Nuclear Regulatory Commission and the U.S. Department of Energy. This experience along with his involvement with the (AAR) and the Non-Accident Release Committee is believed by Kelso management to be extremely beneficial to the Company as it moves its strategic corporate objectives forward.

VSP is the first North American company selected to formally augment Kelso's product awareness plans within the rail industry. This MOU forms part of the new Strategic Plan that was initiated last fall subsequent to certain management changes within the Company.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**) and please visit the Virginia Sealing Products, Inc. website at www.vasealing.com.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,

"John L. Carswell"
John L. Carswell
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

LAW FIRM BROWN RUDNICK RETAINED TO ADVISE KELSO TECHNOLOGIES ON CORPORATE MATTERS RELATING TO FINANCE, JOINT VENTURES AND MERGER & ACQUISTION OPPORTUNITIES

MONDAY, APRIL 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that international law firm, Brown Rudnick Berlack Israels LLP, has agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative.

Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan. Following a review of Brown Rudnick's strengths, alliances and overall operating philosophy, it was determined that Brown Rudnick was not only very well-qualified to assist in all legal matters relating to international contracts and cross border transactions but that its corporate finance practitioners could greatly impact the success of Kelso's international initiatives.

The company appreciates the legal experience of Brown Rudnick in the logistics and transport sector which encompasses the rail car industry, which is Kelso's initial manufacturing and distribution focus with its line of JS75 pressure relief valves.

Kelso management will work closely with Kieran O'Connor, Partner, and Adrian Yeandle, Senior Associate, both of whom practice out of Brown Rudnick's London office and specialize in the private equity sector advising European and international clients on matters involving fund formation, MBOs, venture capital and regulatory issues.

The Company believes it is currently well positioned to act on a variety of opportunities and proposals that will see it advance its plans in all aspects of operations. As such, retaining Brown Rudnick Berlack Israels LLP at this time is considered by the Board to be in the best interests of the Company and its shareholders. Stated Kelso President & CEO, John L. Carswell, *"Brown Rudnick, as evidenced by their involvement with companies that are doing business in the rail car industry, is the obvious choice for us. We believe in synergistic business practices and feel that their contacts in the rail sector could definitely work to the benefit of all involved."*

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso Technologies' website in order to receive ongoing updates and news – visit http://www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

LAW FIRM BROWN RUDNICK RETAINED TO ADVISE KELSO TECHNOLOGIES ON CORPORATE MATTERS RELATING TO FINANCE, JOINT VENTURES AND MERGER & ACQUISTION OPPORTUNITIES

MONDAY, APRIL 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that international law firm, Brown Rudnick Berlack Israels LLP, has agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative.

Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan. Following a review of Brown Rudnick's strengths, alliances and overall operating philosophy, it was determined that Brown Rudnick was not only very well-qualified to assist in all legal matters relating to international contracts and cross border transactions but that its corporate finance practitioners could greatly impact the success of Kelso's international initiatives.

The company appreciates the legal experience of Brown Rudnick in the logistics and transport sector which encompasses the rail car industry, which is Kelso's initial manufacturing and distribution focus with its line of JS75 pressure relief valves.

Kelso management will work closely with Kieran O'Connor, Partner, and Adrian Yeandle, Senior Associate, both of whom practice out of Brown Rudnick's London office and specialize in the private equity sector advising European and international clients on matters involving fund formation, MBOs, venture capital and regulatory issues.

The Company believes it is currently well positioned to act on a variety of opportunities and proposals that will see it advance its plans in all aspects of operations. As such, retaining Brown Rudnick Berlack Israels LLP at this time is considered by the Board to be in the best interests of the Company and its shareholders. Stated Kelso President & CEO, John L. Carswell, *"Brown Rudnick, as evidenced by their involvement with companies that are doing business in the rail car industry, is the obvious choice for us. We believe in synergistic business practices and feel that their contacts in the rail sector could definitely work to the benefit of all involved."*

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso Technologies' website in order to receive ongoing updates and news – visit http://www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES NEGOTIATES AGREEMENT WITH UK-BASED INTERBANC LIMITED TO PROVIDE STRUCTURED FINANCING TO FUND KELSO'S INTERNATIONAL EXPANSION STRATEGY

WEDNESDAY, APRIL 11, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that it has successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK.

As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing will also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products based on its patented-protected technology and to expand its product line for not only the rail but other industries it seeks to penetrate.

This working relationship is a very important one as it is critical to Kelso's overall plan to grow its revenues and increase shareholder value through exploitation of its unique, patented technology for us in the rail, petrochemical, pipeline, stationary storage, trucking, marine and air transport. Kelso's plans to develop joint venture partnerships that will enhance its bottom line while minimizing expenses on the top line.

Interbanc Limited has been regarded as an "innovator", "influencer" and a "forward thinker" in the multi billion dollar industry known as structured finance. IBL intermediates between funding institutions and international corporate clients and provides an outsourced funding solution for transaction based projects. It specializes in areas such as asset backed securitization, lease structuring, invoice finance, project finance and worldwide real estate funding.

Interbanc Limited has strategic relationships with most of the main UK banks and many international institutions. IBL offers more complex services to the mid-market sector, working with national accountancy networks, corporate finance firms and professional advisors. IBL provides bespoke services for clients who have a "non traditional" or structured funding requirement and have funding needs of over US$10 million.

IBL Chief Executive Christian Kumar, is an English born, US educated mathematician, with an MBA who has worked in corporate finance for Merrill Lynch, OM London Stock Exchange and latterly heading up the corporate side of Thinc Destini Group (now owned by AXA Group plc). He has over 15 years of experience in innovative structured finance.

"Interbanc has been selected by Kelso because it offers the range of financing structures that Kelso seeks to expand its world markets. Through its early years and recently, Kelso has financed itself through equity and now seeks to restructure and refocus its financings so as to add value to its shareholders while eliminating the need for further dilution. As we rollout our technology worldwide, we need the support and resources that our Interbanc partner offers to

cont'd. . . .

82-2441

enable positive, forward-looking growth," stated Andrew R. Male, a Director of Kelso Technologies Inc.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso Technologies' website in order to receive ongoing updates and news – visit http://www.kelsotech.com/InvestorRegistration.php.

Further information about Interbanc is available at www.interbanc.co.uk.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES NEGOTIATES AGREEMENT WITH UK-BASED INTERBANC LIMITED TO PROVIDE STRUCTURED FINANCING TO FUND KELSO'S INTERNATIONAL EXPANSION STRATEGY

WEDNESDAY, APRIL 11, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that it has successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK.

As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing will also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products based on its patented-protected technology and to expand its product line for not only the rail but other industries it seeks to penetrate.

This working relationship is a very important one as it is critical to Kelso's overall plan to grow its revenues and increase shareholder value through exploitation of its unique, patented technology for us in the rail, petrochemical, pipeline, stationary storage, trucking, marine and air transport. Kelso's plans to develop joint venture partnerships that will enhance its bottom line while minimizing expenses on the top line.

Interbanc Limited has been regarded as an "innovator", "influencer" and a "forward thinker" in the multi billion dollar industry known as structured finance. IBL intermediates between funding institutions and international corporate clients and provides an outsourced funding solution for transaction based projects. It specializes in areas such as asset backed securitization, lease structuring, invoice finance, project finance and worldwide real estate funding.

Interbanc Limited has strategic relationships with most of the main UK banks and many international institutions. IBL offers more complex services to the mid-market sector, working with national accountancy networks, corporate finance firms and professional advisors. IBL provides bespoke services for clients who have a "non traditional" or structured funding requirement and have funding needs of over US$10 million.

IBL Chief Executive Christian Kumar, is an English born, US educated mathematician, with an MBA who has worked in corporate finance for Merrill Lynch, OM London Stock Exchange and latterly heading up the corporate side of Thinc Destini Group (now owned by AXA Group plc). He has over 15 years of experience in innovative structured finance.

"Interbanc has been selected by Kelso because it offers the range of financing structures that Kelso seeks to expand its world markets. Through its early years and recently, Kelso has financed itself through equity and now seeks to restructure and refocus its financings so as to add value to its shareholders while eliminating the need for further dilution. As we rollout our technology worldwide, we need the support and resources that our Interbanc partner offers to

cont'd. . .

82-2441

enable positive, forward-looking growth," stated Andrew R. Male, a Director of Kelso Technologies Inc.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso Technologies' website in order to receive ongoing updates and news – visit http://www.kelsotech.com/InvestorRegistration.php.

Further information about Interbanc is available at www.interbanc.co.uk.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES EXECUTIVES TO DISCUSS JOINT VENTURE OPPORTUNITIES IN LATIN AMERICA AT UPCOMING AAR MEETING

THURSDAY, APRIL 12, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that three top Kelso Executives will be attending meetings through the week of April 16th in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October.

Kelso has identified a number of key priorities for the trip. Firstly, the Company is scheduled to meet to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located. Shippers are those most likely to purchase Kelso valves.

Secondly, following recent discussions and meetings held in Vancouver, Kelso will meet with a representative arriving from Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

Thirdly, Kelso will identify and discuss with potential candidates, their joining its newly-created Rail Advisory Board.

Finally, Kelso expects to meet with some existing customers as well as with potential new customers to further its sales of products within the United States.

According to Kelso President & CEO John Carswell, *"The Tank Car Committee Meeting brings together a couple of hundred of the key decision makers in North America who will determine what valves are best suited for their cars. We have made inroads with several customers for both retrofitting tank cars with Kelso valves and for supplying new car builds and expect to see some positive sales opportunities evolve following these meetings. While sales to the rail industry take time, we are pleased that we also have so much interest in the manufacture and distribution of our technology in other parts of the world like Latin America and India to name a couple. International opportunities are key to our rapid growth and increasing return to our shareholders."*

The Company also announces that it has granted 450,000 incentive stock options to consultants to the Company as follows: 200,000 options with an exercise price of $0.10; 150,000 options with an exercise price of $0.25 and 100,000 options with an exercise price of $0.45. These options are exercisable for a period of five years.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES EXECUTIVES TO DISCUSS JOINT VENTURE OPPORTUNITIES IN LATIN AMERICA AT UPCOMING AAR MEETING

THURSDAY, APRIL 12, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") is pleased to announce that three top Kelso Executives will be attending meetings through the week of April 16th in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October.

Kelso has identified a number of key priorities for the trip. Firstly, the Company is scheduled to meet to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located. Shippers are those most likely to purchase Kelso valves.

Secondly, following recent discussions and meetings held in Vancouver, Kelso will meet with a representative arriving from Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

Thirdly, Kelso will identify and discuss with potential candidates, their joining its newly-created Rail Advisory Board.

Finally, Kelso expects to meet with some existing customers as well as with potential new customers to further its sales of products within the United States.

According to Kelso President & CEO John Carswell, *"The Tank Car Committee Meeting brings together a couple of hundred of the key decision makers in North America who will determine what valves are best suited for their cars. We have made inroads with several customers for both retrofitting tank cars with Kelso valves and for supplying new car builds and expect to see some positive sales opportunities evolve following these meetings. While sales to the rail industry take time, we are pleased that we also have so much interest in the manufacture and distribution of our technology in other parts of the world like Latin America and India to name a couple. International opportunities are key to our rapid growth and increasing return to our shareholders."*

The Company also announces that it has granted 450,000 incentive stock options to consultants to the Company as follows: 200,000 options with an exercise price of $0.10; 150,000 options with an exercise price of $0.25 and 100,000 options with an exercise price of $0.45. These options are exercisable for a period of five years.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

 The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV : KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INCREASES CURRENT PRIVATE PLACEMENT

FRIDAY, APRIL 20, 2007 - VANCOUVER, BC, CANADA – Further to its news release dated January 24, 2007, Kelso Technologies (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") today announced that it has received funds-to-date totaling $253,866 and has received expressions of interest from potential investors for up to an additional $350,000.

Therefore, this Private Placement, which is subject to regulatory approval, has been increased to 6,000,000 common shares at a price of $0.10 per share for total proceeds of up to $600,000. The investors will also be granted one full non-transferable warrant for every share purchased. Each warrant will be exercisable at a price of $0.10 for a period of two years following the closing of the Private Placement. The Private Placement will be closed in two tranches, one within the week and the second tranche expected to close before or around June 1, 2007 although the Company wishes to close the Private Placement at the earliest possible date.

Proceeds from the private placement will be utilized in the pursuit of the Company's strategic plan. A portion of the proceeds have been allocated to pursue and secure long term additional and substantial, growth capital that restricts dilution and is in shareholders' best interests. The balance of the proceeds will be used in the manufacture and inventory of the JS75 for delivery against existing quotes and anticipated orders, the beginning of additional sales and marketing initiatives, and general working capital.

This transaction is a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV : KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES INCREASES CURRENT PRIVATE PLACEMENT

FRIDAY, APRIL 20, 2007 - VANCOUVER, BC, CANADA – Further to its news release dated January 24, 2007, Kelso Technologies (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, (the "Company") today announced that it has received funds-to-date totaling $253,866 and has received expressions of interest from potential investors for up to an additional $350,000.

Therefore, this Private Placement, which is subject to regulatory approval, has been increased to 6,000,000 common shares at a price of $0.10 per share for total proceeds of up to $600,000. The investors will also be granted one full non-transferable warrant for every share purchased. Each warrant will be exercisable at a price of $0.10 for a period of two years following the closing of the Private Placement. The Private Placement will be closed in two tranches, one within the week and the second tranche expected to close before or around June 1, 2007 although the Company wishes to close the Private Placement at the earliest possible date.

Proceeds from the private placement will be utilized in the pursuit of the Company's strategic plan. A portion of the proceeds have been allocated to pursue and secure long term additional and substantial, growth capital that restricts dilution and is in shareholders' best interests. The balance of the proceeds will be used in the manufacture and inventory of the JS75 for delivery against existing quotes and anticipated orders, the beginning of additional sales and marketing initiatives, and general working capital.

This transaction is a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan. Components of this plan will continue to be announced as they become material to operations in the weeks and months ahead.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES AT RECENT AAR MEETING

WEDNESDAY, APRIL 25, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, is pleased to report that it made a very significant step forward towards its goal of expanding sales.

On April 16 and 17, 2007, Kelso met in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. (pipingequipment.com) and discussed the terms of a working relationship with this significant, railway products supplier.

Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

During meetings coinciding with the April 17-19 Association of American Railroads (AAR) Tank Car Committee meeting held in Galveston, Texas, Kelso met with a representative of a Mexico-based group to further discussions regarding the Latin America market and the opportunities that exist there for Kelso's technology.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES AT RECENT AAR MEETING

WEDNESDAY, APRIL 25, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS75 pressure relief valve, is pleased to report that it made a very significant step forward towards its goal of expanding sales.

On April 16 and 17, 2007, Kelso met in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. (pipingequipment.com) and discussed the terms of a working relationship with this significant, railway products supplier.

Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

During meetings coinciding with the April 17-19 Association of American Railroads (AAR) Tank Car Committee meeting held in Galveston, Texas, Kelso met with a representative of a Mexico-based group to further discussions regarding the Latin America market and the opportunities that exist there for Kelso's technology.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (kelso@kelsotech.com). Interested persons are encouraged to register on Kelso's website in order to receive ongoing updates and news – visit www.kelsotech.com/InvestorRegistration.php.

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

TWO NEW KELSO VALVES RECEIVE REGULATORY APPROVAL FOR RAILWAY TANK CAR INSTALLATION: PRODUCTS WILL FURTHER SATISFY CUSTOMER NEEDS

FRIDAY, MAY 18, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications.

The new valves are the JS75L (Low Flow) and the JS165L (Low Flow) and were designed following a request by a number of the Company's customers to meet their specific requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

In developing these valves, the Company sought to meet the needs that had been expressed by its customers concerning Non-Accidental Releases (NAR's) in the day-to-day movement of their tank cars across North America. A NAR is the release of vapor pressure that naturally builds up within a tank car as it is moved about and coupled with other rail cars in rail yards or experiences varying temperatures that cause gases to expand and retract. The JS165L has a minimum beginning opening pressure of 165 lbs. per square inch and therefore will not release any vapor until that pressure threshold is achieved. This means that in the normal course of tank car movement, there are less discharges of vapor into the atmosphere on a regular basis. This is desirable for certain types of lading.

The Company is very pleased with these approvals and is moving forward on manufacturing in order to supply initial customer orders for these new valves. Additionally, these recent approvals will allow Kelso management to introduce the new low flow valves at the AAR Bureau of Explosives trade show and seminar in Kansas City the week of May 21, where many potential new customers will be in attendance.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

TWO NEW KELSO VALVES RECEIVE REGULATORY APPROVAL FOR RAILWAY TANK CAR INSTALLATION: PRODUCTS WILL FURTHER SATISFY CUSTOMER NEEDS

FRIDAY, MAY 18, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications.

The new valves are the JS75L (Low Flow) and the JS165L (Low Flow) and were designed following a request by a number of the Company's customers to meet their specific requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

In developing these valves, the Company sought to meet the needs that had been expressed by its customers concerning Non-Accidental Releases (NAR's) in the day-to-day movement of their tank cars across North America. A NAR is the release of vapor pressure that naturally builds up within a tank car as it is moved about and coupled with other rail cars in rail yards or experiences varying temperatures that cause gases to expand and retract. The JS165L has a minimum beginning opening pressure of 165 lbs. per square inch and therefore will not release any vapor until that pressure threshold is achieved. This means that in the normal course of tank car movement, there are less discharges of vapor into the atmosphere on a regular basis. This is desirable for certain types of lading.

The Company is very pleased with these approvals and is moving forward on manufacturing in order to supply initial customer orders for these new valves. Additionally, these recent approvals will allow Kelso management to introduce the new low flow valves at the AAR Bureau of Explosives trade show and seminar in Kansas City the week of May 21, where many potential new customers will be in attendance.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES APPLIES TO EXTEND AND REPRICE WARRANTS

THURSDAY, JUNE 7, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that there are currently 2,714,200 share purchase warrants outstanding at an exercise price of $0.15 per warrant expiring on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement.

The Company has agreed to extend the expiry date of said warrants by one full year (such that the above-mentioned warrants would now expire on June 22, 2008, July 11, 2008 and August 17, 2008 respectively). Further, the Company has agreed to and applied to reprice the warrants to $0.125 per warrant.

The application to reprice the warrants is subject to approval by the TSX Venture Exchange, and the Company makes no assurance that the required approval and consent for the extending the warrant expiry date and the repricing will be granted.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES APPLIES TO EXTEND AND REPRICE WARRANTS

THURSDAY, JUNE 7, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that there are currently 2,714,200 share purchase warrants outstanding at an exercise price of $0.15 per warrant expiring on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement.

The Company has agreed to extend the expiry date of said warrants by one full year (such that the above-mentioned warrants would now expire on June 22, 2008, July 11, 2008 and August 17, 2008 respectively). Further, the Company has agreed to and applied to reprice the warrants to $0.125 per warrant.

The application to reprice the warrants is subject to approval by the TSX Venture Exchange, and the Company makes no assurance that the required approval and consent for the extending the warrant expiry date and the repricing will be granted.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES FIRST TRANCHE OF CURRENT PRIVATE PLACEMENT

MONDAY, JUNE 18, 2007 - VANCOUVER, BC, CANADA – **Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today the closing of the first tranche of its Private Placement (see news release dated April 20, 2007). The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions.**

The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

The Company continues discussions with various parties who are considering making investments in the Private Placement. There continues to be strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities.

The Company has issued 2,588,892 units. All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant will be exercisable at a price of $0.10 for a period of two years.

Under British Columbia securities laws, the issued securities are subject to hold periods expiring after October 19, 2007.

As previously announced, the proceeds of this Private Placement were raised for facilitating ongoing marketing and sales of Kelso's JS Line of Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS prototype valves and for general working capital.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES FIRST TRANCHE OF CURRENT PRIVATE PLACEMENT

MONDAY, JUNE 18, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today the closing of the first tranche of its Private Placement (see news release dated April 20, 2007). The Company is actively communicating with a number of qualified investors and is still accepting new subscriptions.

The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

The Company continues discussions with various parties who are considering making investments in the Private Placement. There continues to be strong expressions of interest being received as word of the Private Placement and the Company's activities spreads within the investment and rail communities.

The Company has issued 2,588,892 units. All subscribers paid a price of $0.10 per unit, each unit being comprised of one common share plus one warrant. Each warrant will be exercisable at a price of $0.10 for a period of two years.

Under British Columbia securities laws, the issued securities are subject to hold periods expiring after October 19, 2007.

As previously announced, the proceeds of this Private Placement were raised for facilitating ongoing marketing and sales of Kelso's JS Line of Pressure Relief Valves to the rail industry, financing R&D for other Kelso JS prototype valves and for general working capital.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES RECEIVES TSX VENTURE EXCHANGE APPROVAL TO EXTEND AND REPRICE WARRANTS

FRIDAY, JUNE 22, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that, further to its news release issued June 7, 2007, the TSX Venture Exchange has approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 22, 2008, July 11, 2008 and August 17, 2008 respectively.

Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES RECEIVES TSX VENTURE EXCHANGE APPROVAL TO EXTEND AND REPRICE WARRANTS

FRIDAY, JUNE 22, 2007 - VANCOUVER, BC, CANADA - Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets:KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that, further to its news release issued June 7, 2007, the TSX Venture Exchange has approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 22, 2008, July 11, 2008 and August 17, 2008 respectively.

Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at **www.kelsotech.com** or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) ext. 3 (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO CONVERTS DEBT TO EQUITY AS PART OF OVERALL STRATEGY TO ELIMINATE ALL DEBT

FRIDAY, JULY 27, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has, through the cooperation of its former Chairman, its Directors and its legal counsel, reached agreements to convert outstanding debt into equity.

The creditors, most of whom are insiders, will receive shares and some warrants (where qualified) in exchange for monies owed them by the Company. The shares will be delivered at a 25% reduction to today's share price close in accordance with TSX Venture Exchange Policy. The conversion is subject to the usual regulatory approvals.

"*We have been aggressively been pursuing new sales of our pressure relief valves to an industry which is slow to adopt change or adopt new technology. And, we are very pleased that we can count so many prestigious companies amongst those in our customer base and even more pleased at the continued product orders that we are receiving. Our technology is proving to be the best available and the most cost-effective for tank car owners and shippers. Our strategy to convert debt to equity is part of our overall strategy of reducing operating expenses, reducing debt and increasing revenues in order to create a stronger company and a profit-making company,*" stated John L. Carswell, Kelso's President & CEO. "*With reduced operating costs, the willingness of former employees and existing insiders to accept shares in lieu of salary, in place of repayment of loans made to the Company and/or in place of cash for ongoing expenses they have incurred on behalf of Kelso demonstrates their strong commitment to Kelso and their belief that Kelso will become a highly successful and highly profitable Company as it penetrates its market with more and more sales,*" he added.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (**kelso@kelsotech.com**).

82-2441

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

2008 MAR 18 A 7:45

FICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE

KELSO CONVERTS DEBT TO EQUITY AS PART OF OVERALL STRATEGY TO ELIMINATE ALL DEBT

FRIDAY, JULY 27, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has, through the cooperation of its former Chairman, its Directors and its legal counsel, reached agreements to convert outstanding debt into equity.**

The creditors, most of whom are insiders, will receive shares and some warrants (where qualified) in exchange for monies owed them by the Company. The shares will be delivered at a 25% reduction to today's share price close in accordance with TSX Venture Exchange Policy. The conversion is subject to the usual regulatory approvals.

"*We have been aggressively been pursuing new sales of our pressure relief valves to an industry which is slow to adopt change or adopt new technology. And, we are very pleased that we can count so many prestigious companies amongst those in our customer base and even more pleased at the continued product orders that we are receiving. Our technology is proving to be the best available and the most cost-effective for tank car owners and shippers. Our strategy to convert debt to equity is part of our overall strategy of reducing operating expenses, reducing debt and increasing revenues in order to create a stronger company and a profit-making company,*" stated John L. Carswell, Kelso's President & CEO. "*With reduced operating costs, the willingness of former employees and existing insiders to accept shares in lieu of salary, in place of repayment of loans made to the Company and/or in place of cash for ongoing expenses they have incurred on behalf of Kelso demonstrates their strong commitment to Kelso and their belief that Kelso will become a highly successful and highly profitable Company as it penetrates its market with more and more sales,*" he added.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (**kelso@kelsotech.com**).

82-244

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO BIDS ON VALVE ORDER VALUED OVER $600,000 FOR POTENTIAL NEW CUSTOMER

MONDAY, JULY 30, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has just recently bid on a two year contract order which was valued at over $600,000 USD for a potential new customer.

The client requested that Kelso be included in the bidding which allowed it to participate in an online auction to supply over 500 new valves of various types. The order is an estimate of the particular customer's needs projected over the next two years.

Kelso was asked to participate as a result of the clients request and interest in the new Kelso valve technology. The bid, if successful, is expected to be awarded within the next 120 days. It may also include a secondary bidding process; and, if so, Kelso is very eager to be able to bid on the additional opportunity.

William (Bill) Troy, a Director of Kelso, said "*This is a major achievement for Kelso as it launches the Company into a new realm. The Company is excited to be able to participate in bids of this nature, as it continues to move Kelso from the developmental stage to the major revenue generating stage. The other members of the Board of Directors are very encouraged. This new opportunity to participate, in major bidding, continues to be a statement about the quality and value that Kelso's technology brings to the marketplace.*"

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO BIDS ON VALVE ORDER VALUED OVER $600,000 FOR POTENTIAL NEW CUSTOMER

MONDAY, JULY 30, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has just recently bid on a two year contract order which was valued at over $600,000 USD for a potential new customer.

The client requested that Kelso be included in the bidding which allowed it to participate in an online auction to supply over 500 new valves of various types. The order is an estimate of the particular customer's needs projected over the next two years.

Kelso was asked to participate as a result of the clients request and interest in the new Kelso valve technology. The bid, if successful, is expected to be awarded within the next 120 days. It may also include a secondary bidding process; and, if so, Kelso is very eager to be able to bid on the additional opportunity.

William (Bill) Troy, a Director of Kelso, said "*This is a major achievement for Kelso as it launches the Company into a new realm. The Company is excited to be able to participate in bids of this nature, as it continues to move Kelso from the developmental stage to the major revenue generating stage. The other members of the Board of Directors are very encouraged. This new opportunity to participate, in major bidding, continues to be a statement about the quality and value that Kelso's technology brings to the marketplace.*"

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (**kelso@kelsotech.com**).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO COMPLETES DELIVERY OF VALVE ORDER TO TRINITY TANK CAR FOR 32 NEW TANK CARS

THURDAY, AUGUST 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has just delivered the last 10 JS75 pressure relief valves of a total order of 32 valves ordered by Trinity Tank Car Inc.

The valves were supplied to Trinity Tank Car based on specifications delivered by Eastman Chemical Company, which commissioned the build of the 32 tank cars for use in their Kingsport, Tennessee based rail car fleet.

This recent order compliments the shipment of a quantity of valves to Rescar Industries and Texana Tank Car for installation on existing tank cars owned and/or leased by Eastman.

"*While the size of the order is modest, the opportunity for Kelso to supply these valves to Trinity Tank Car is important. It is the first order that they have placed for Kelso valves. Trinity has now gained considerable knowledge about Kelso's valves and we hope and expect to supply more valves for future builds that Trinity undertakes for its customers. This order represents the second new build project that Kelso has ever supplied valves for. The first new build delivery was to American Rail Car for 120 of its rail tank cars completed in late 2006*," stated John L. Carswell, Kelso's President & CEO.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO
TECHNOLOGIES
INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO COMPLETES DELIVERY OF VALVE ORDER TO TRINITY TANK CAR FOR 32 NEW TANK CARS

THURDAY, AUGUST 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has just delivered the last 10 JS75 pressure relief valves of a total order of 32 valves ordered by Trinity Tank Car Inc.

The valves were supplied to Trinity Tank Car based on specifications delivered by Eastman Chemical Company, which commissioned the build of the 32 tank cars for use in their Kingsport, Tennessee based rail car fleet.

This recent order compliments the shipment of a quantity of valves to Rescar Industries and Texana Tank Car for installation on existing tank cars owned and/or leased by Eastman.

"*While the size of the order is modest, the opportunity for Kelso to supply these valves to Trinity Tank Car is important. It is the first order that they have placed for Kelso valves. Trinity has now gained considerable knowledge about Kelso's valves and we hope and expect to supply more valves for future builds that Trinity undertakes for its customers. This order represents the second new build project that Kelso has ever supplied valves for. The first new build delivery was to American Rail Car for 120 of its rail tank cars completed in late 2006,*" stated John L. Carswell, Kelso's President & CEO.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-24941

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

SHARES FOR DEBT TRANSACTION COMPLETED

WEDNESDAY, OCTOBER 3, 2007 - VANCOUVER, BC, CANADA - Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that, further to its news release dated July 27, 2007, it has completed the issuance of 4,959,068 shares at a deemed price of $0.06 per share in a shares for debt transaction. The issuance of shares for debt was to satisfy debts totaling $297,544.02 and the shares issued are subject to a four month hold, having an expiry date of January 22, 2008, pursuant to British Columbia Securities Commission rules.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

SHARES FOR DEBT TRANSACTION COMPLETED

WEDNESDAY, OCTOBER 3, 2007 - VANCOUVER, BC, CANADA - Kelso Technologies Inc. (TSXV:KLS) **(Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") announced today that, further to its news release dated July 27, 2007, it has completed the issuance of 4,959,068 shares at a deemed price of $0.06 per share in a shares for debt transaction. The issuance of shares for debt was to satisfy debts totaling $297,544.02 and the shares issued are subject to a four month hold, having an expiry date of January 22, 2008, pursuant to British Columbia Securities Commission rules.**

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SIGNS AGREEMENT WITH MEXICAN FIRM TO PROMOTE KELSO VALVES & PROVIDE REGIONAL SOURCING OF BUSINESS OPPORTUNITIES THROUGHOUT CENTRAL & SOUTH AMERICA

WEDNESDAY, OCTOBER 10, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has signed an Agreement with *Bufete Jurídico Guadarrama y Asociados, S.C.*, of Mexico City.

Bufete Jurídico Guadarrama y Asociados, S.C. ("Bufete") is a Mexico City firm founded in 1982 which provides expert business and legal consulting services to a range of internationally recognized companies doing business in Mexico.

Kelso is very pleased to have established this relationship as it sees Bufete as a very qualified consultant to enable Kelso to obtain the most advantageous business relationship in an area where Kelso has limited access.

The Company's client base is primarily internationally-recognized business and corporate groups which include PeopleMovers Incorporated, (Switzerland), Alfa Group (México), Dupont Inc. (México - USA), Grinbank Group (Argentina), MASSEYS LLP, Global Marine Systems Limited (UK), Avery Denison Retail Information Services (USA), Banamex, S.A. (México), City Bank (USA), Alcatel Europe (México & France), Z.F. Sachs (Germany), American Textile (a Guilford Mills Inc. Company - USA) , Cooper Industries (USA) and Beticino de México, S.A. (México - Italy) among others. Areas of law include, amongst others, Corporate, Legal Audits, Foreign Investment, Tax, Antitrust, Foreign Trade, Civil & Commercial, Copyright & Industrial Property, Environmental and Agrarian. The firm has working agreements with other partners worldwide in the United Kingdom., the Netherlands, Turkey, USA, France, Spain, Austria, Canada, Germany, Venezuela, Argentina, Brazil, Peru and China.

As Kelso rolls out its plan to have world-wide representation of its product base, it is seeking access to little-known markets requiring local relationships. Bufete will fulfill this need for Kelso in vetting potential joint venture suitors which may be collectively identified. As part of Kelso's international growth plan, it will continue to seek geographically-appropriate relationships like the one with Bufete in order to establish itself prominently in the global marketplace.

Bufete will assist Kelso in identifying a joint venture partner to serve the Latin American market and other geographical regions, to aid in identifying development and investment capital for the joint venture, developing relationships with potential manufacturing groups to serve Latin America, ensure that any joint venture partners fulfill all requirements of the Association of American Railroads as it pertains to manufacturing and distribution of Kelso's products to Latin America, ensure that the naming and product tagging of Kelso's products be consistent and bear the Kelso names.

cont'd. . .

The scope of work contemplated under the agreement with Bufete will include manufacturing and reseller agreements around the world in territories outside of Canada, the USA and Mexico. Specifically, under the current agreement, Bufete will be entitled to establish reseller agreements in Mexico and manufacturing and reseller agreements in all countries within Central and South America. Kelso's has charged Bufete with establishing manufacturing contracts with appropriate joint venture partners such as the North American contract Kelso enjoys with McKenzie Valve & Machining Company, which manufacturers Kelso products for Canada, USA and Mexico. Bufete also has substantial business relationships in Spain.

"*When I was first introduced to Kelso's technology and management, I recognized the great need that exists in Latin America for Kelso's unique and environmentally progressive technology. We are pleased to access the business relationships we have built over the past 25 years to assist Kelso with identifying and negotiating lucrative opportunities for expansion of its sales throughout Latin America*," stated Luis Manuel Guadarrama Diaz, Principal of Bufete Jurídico Guadarrama y Asociados, S.C.

"*We are delighted to be partnered with Luis and his team of experienced professionals to further our goals of sales and revenue growth internationally. This key alliance has been carefully negotiated over many, many months and the relationship we have built together and the confidence both parties have in each other will surely result in growing Kelso's market and increasing our worldwide sales. This new joint venture relationship has enabled Kelso to develop a model for expanding representation internationally*," stated John L. Carswell, Kelso's President & CEO.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

2008 MAR 18 A 7:35

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SIGNS AGREEMENT WITH MEXICAN FIRM TO PROMOTE KELSO VALVES & PROVIDE REGIONAL SOURCING OF BUSINESS OPPORTUNITIES THROUGHOUT CENTRAL & SOUTH AMERICA

WEDNESDAY, OCTOBER 10, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has signed an Agreement with *Bufete Jurídico Guadarrama y Asociados, S.C.*, of Mexico City.

Bufete Jurídico Guadarrama y Asociados, S.C. ("Bufete") is a Mexico City firm founded in 1982 which provides expert business and legal consulting services to a range of internationally recognized companies doing business in Mexico.

Kelso is very pleased to have established this relationship as it sees Bufete as a very qualified consultant to enable Kelso to obtain the most advantageous business relationship in an area where Kelso has limited access.

The Company's client base is primarily internationally-recognized business and corporate groups which include PeopleMovers Incorporated, (Switzerland), Alfa Group (México), Dupont Inc. (México - USA), Grinbank Group (Argentina), MASSEYS LLP, Global Marine Systems Limited (UK), Avery Denison Retail Information Services (USA), Banamex, S.A. (México), City Bank (USA), Alcatel Europe (México & France), Z.F. Sachs (Germany), American Textile (a Guilford Mills Inc. Company - USA) , Cooper Industries (USA) and Beticino de México, S.A. (México - Italy) among others. Areas of law include, amongst others, Corporate, Legal Audits, Foreign Investment, Tax, Antitrust, Foreign Trade, Civil & Commercial, Copyright & Industrial Property, Environmental and Agrarian. The firm has working agreements with other partners worldwide in the United Kingdom., the Netherlands, Turkey, USA, France, Spain, Austria, Canada, Germany, Venezuela, Argentina, Brazil, Peru and China.

As Kelso rolls out its plan to have world-wide representation of its product base, it is seeking access to little-known markets requiring local relationships. Bufete will fulfill this need for Kelso in vetting potential joint venture suitors which may be collectively identified. As part of Kelso's international growth plan, it will continue to seek geographically-appropriate relationships like the one with Bufete in order to establish itself prominently in the global marketplace.

Bufete will assist Kelso in identifying a joint venture partner to serve the Latin American market and other geographical regions, to aid in identifying development and investment capital for the joint venture, developing relationships with potential manufacturing groups to serve Latin America, ensure that any joint venture partners fulfill all requirements of the Association of American Railroads as it pertains to manufacturing and distribution of Kelso's products to Latin America, ensure that the naming and product tagging of Kelso's products be consistent and bear the Kelso names.

cont'd. . . .

82-2441

The scope of work contemplated under the agreement with Bufete will include manufacturing and reseller agreements around the world in territories outside of Canada, the USA and Mexico. Specifically, under the current agreement, Bufete will be entitled to establish reseller agreements in Mexico and manufacturing and reseller agreements in all countries within Central and South America. Kelso's has charged Bufete with establishing manufacturing contracts with appropriate joint venture partners such as the North American contract Kelso enjoys with McKenzie Valve & Machining Company, which manufacturers Kelso products for Canada, USA and Mexico. Bufete also has substantial business relationships in Spain.

"*When I was first introduced to Kelso's technology and management, I recognized the great need that exists in Latin America for Kelso's unique and environmentally progressive technology. We are pleased to access the business relationships we have built over the past 25 years to assist Kelso with identifying and negotiating lucrative opportunities for expansion of its sales throughout Latin America,*" stated Luis Manuel Guadarrama Diaz, Principal of Bufete Jurídico Guadarrama y Asociados, S.C.

"*We are delighted to be partnered with Luis and his team of experienced professionals to further our goals of sales and revenue growth internationally. This key alliance has been carefully negotiated over many, many months and the relationship we have built together and the confidence both parties have in each other will surely result in growing Kelso's market and increasing our worldwide sales. This new joint venture relationship has enabled Kelso to develop a model for expanding representation internationally,*" stated John L. Carswell, Kelso's President & CEO.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-34451

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS 2007 OCT 19 A 7:35

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ANNOUNCES AAR-APPROVAL OF ITS JS75H EXTERNAL PRESSURE RELIEF VALVE FOR THE EXPLODING ETHANOL MARKET

Kelso's safety valve eliminates problems associated with internal valves and offers the greatest level of reliability & safety in ethanol railcar applications

TUESDAY, OCTOBER 16, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has *received approval* for its new JS75H Pressure Relief Valve from the Association of American Railroads.

The ethanol market, as cited recently by Railway Age and Progressive Railroading Magazine, is the largest market available for sales of Kelso valves at present. The rail industry has stated that ethanol production is growing at the rate of 28% per year and is still climbing. The construction of new ethanol plants is soon expected to double the industry's current capacity to 13-billion gallons by 2009. A fleet of 36,000 ethanol tank cars is expected to be in place by the end of 2008 and a boom in tank car construction to serve this ethanol market growth is expected to continue into 2009.

Kelso is in the unique position of having the best available ethanol valve to serve this growing market segment not only for new builds of ethanol tank cars but also to supply replacement valves for the less-than-satisfactory, decades-old designed valves now being supplied.

Kelso Technologies, the only known manufacturer of solely external safety valves in the railroad tank car equipment industry, has recently announced the availability of its **completely external, stem-free JS75H Pressure Relief Valve**. This new valve, like all of Kelso's state-of-the-art pressure relief valves, offers features that enhance cost-savings, performance, reliability and safety when compared with other valves available on the market today, all of which are based on decades-old designs.

Kelso's new JS75H is an external valve designed specifically to supply the ethanol transport rail market and therefore can help to reduce the number of Non-Accident Releases of ethanol during railcar transportation. By definition, a Non-Accident Release (NAR) is the "unintentional release of a hazardous material while in transportation (including loading and unloading) and does not involve an accident. Non-accident releases consist of leaks, splashes, and other releases from improperly secured or malfunctioning valves, fittings, and tank shells, and also include releases from pressure relief devices."

Kelso offers a completely stainless steel body and components and *does not utilize a "stem"* in its design – the elimination of the stem has resulted in elimination of a key problem associated with the older designs of valves now in use for ethanol shipping. Without a stem reaching inside the tank car, since Kelso's valve is external, *it is not susceptible to the deterioration associated with the stem-in-tank-car design. Because there is no stem, there is no possibility of stem*

cont'd. . . .

82-2441

failure which occurs with frequency in other valves and there is no possibility of bending or weakening the stem (and therefore the valve's) performance as tank car contents sway inside the car during transit.

Kelso's JS75H has *the highest flow rate available for ethanol use when compared with other internal valves now being sold to ethanol shippers and tank car lessors.* It provides greater flow rates than any other ethanol valve on the market today and because of its external design, the JS75H prevents the ethanol from coming in contact with the working parts of the valve. By directing the product flow out the four sides of the valve, it reduces each directional flow by a factor of 75% and also eliminates the dangers of blinding service personnel or of their ingesting ethanol while inspecting or servicing the valve on the tank car.

In addition, the design of the **JS75H** *eliminates o-rings* which have proven to be very costly to maintain and very ineffective in performance. This added design benefit further reduces the likelihood of NARs which occur from o-ring failure, a very commonplace problem in the industry. The completely external design, the seal which is protected from the ethanol by a stainless steel retaining ring and the fact that the valve is all stainless steel means all of Kelso's valves offer greater longevity and lower cost service thereby saving costs of ownership over the lifecycle of the valve. For more information on the engineering and design of Kelso's valves, contact Kelso Technologies' Engineering Division at 866-802-8056.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ANNOUNCES AAR-APPROVAL OF ITS JS75H EXTERNAL PRESSURE RELIEF VALVE FOR THE EXPLODING ETHANOL MARKET

Kelso's safety valve eliminates problems associated with internal valves and offers the greatest level of reliability & safety in ethanol railcar applications

TUESDAY, OCTOBER 16, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") is pleased to announce that it has *received approval* for its new JS75H Pressure Relief Valve from the Association of American Railroads.

The ethanol market, as cited recently by Railway Age and Progressive Railroading Magazine, is the largest market available for sales of Kelso valves at present. The rail industry has stated that ethanol production is growing at the rate of 28% per year and is still climbing. The construction of new ethanol plants is soon expected to double the industry's current capacity to 13-billion gallons by 2009. A fleet of 36,000 ethanol tank cars is expected to be in place by the end of 2008 and a boom in tank car construction to serve this ethanol market growth is expected to continue into 2009.

Kelso is in the unique position of having the best available ethanol valve to serve this growing market segment not only for new builds of ethanol tank cars but also to supply replacement valves for the less-than-satisfactory, decades-old designed valves now being supplied.

Kelso Technologies, the only known manufacturer of solely external safety valves in the railroad tank car equipment industry, has recently announced the availability of its **completely external, stem-free JS75H Pressure Relief Valve**. This new valve, like all of Kelso's state-of-the-art pressure relief valves, offers features that enhance cost-savings, performance, reliability and safety when compared with other valves available on the market today, all of which are based on decades-old designs.

Kelso's new JS75H is an external valve designed specifically to supply the ethanol transport rail market and therefore can help to reduce the number of Non-Accident Releases of ethanol during railcar transportation. By definition, a Non-Accident Release (NAR) is the "unintentional release of a hazardous material while in transportation (including loading and unloading) and does not involve an accident. Non-accident releases consist of leaks, splashes, and other releases from improperly secured or malfunctioning valves, fittings, and tank shells, and also include releases from pressure relief devices."

Kelso offers a completely stainless steel body and components and *does not utilize a "stem"* in its design – the elimination of the stem has resulted in elimination of a key problem associated with the older designs of valves now in use for ethanol shipping. Without a stem reaching inside the tank car, since Kelso's valve is external, *it is not susceptible to the deterioration associated with the stem-in-tank-car design. Because there is no stem, there is no possibility of stem*

cont'd. . . .

82-2441

failure which occurs with frequency in other valves and there is no possibility of bending or weakening the stem (and therefore the valve's) performance as tank car contents sway inside the car during transit.

Kelso's JS75H has *the highest flow rate available for ethanol use when compared with other internal valves now being sold to ethanol shippers and tank car lessors.* It provides greater flow rates than any other ethanol valve on the market today and because of its external design, the JS75H prevents the ethanol from coming in contact with the working parts of the valve. By directing the product flow out the four sides of the valve, it reduces each directional flow by a factor of 75% and also eliminates the dangers of blinding service personnel or of their ingesting ethanol while inspecting or servicing the valve on the tank car.

In addition, the design of the **JS75H** *eliminates o-rings* which have proven to be very costly to maintain and very ineffective in performance. This added design benefit further reduces the likelihood of NARs which occur from o-ring failure, a very commonplace problem in the industry. The completely external design, the seal which is protected from the ethanol by a stainless steel retaining ring and the fact that the valve is all stainless steel means all of Kelso's valves offer greater longevity and lower cost service thereby saving costs of ownership over the lifecycle of the valve. For more information on the engineering and design of Kelso's valves, contact Kelso Technologies' Engineering Division at 866-802-8056.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES CORPORATE UPDATE TO SHAREHODLERS

FRIDAY, NOVEMBER 2, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has issued a Corporate Update which is available for viewing on its website at www.kelsotech.com.

This Corporate Update 101 is the first of the Corporate Updates which the Company will issue from time-to-time to keep shareholders better informed about the Company's activities.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES CORPORATE UPDATE TO SHAREHODLERS

FRIDAY, NOVEMBER 2, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has issued a Corporate Update which is available for viewing on its website at www.kelsotech.com.

This Corporate Update 101 is the first of the Corporate Updates which the Company will issue from time-to-time to keep shareholders better informed about the Company's activities.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES SECOND CORPORATE UPDATE TO SHAREHODLERS

THURSDAY, NOVEMBER 8, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has issued its second in a series of semi-regular Corporate Updates.**

The current update #102 issued today, is available for viewing on its website at www.kelsotech.com.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES SECOND CORPORATE UPDATE TO SHAREHODLERS

THURSDAY, NOVEMBER 8, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has issued its second in a series of semi-regular Corporate Updates.

The current update #102 issued today, is available for viewing on its website at www.kelsotech.com.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

RECEIVED

2008 MAR 12 A 7:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

KELSO APPOINTS SENIOR RAIL INDUSTRY EXECUTIVE NEIL E. GAMBOW JR. AS PRESIDENT

FRIDAY, NOVEMBER 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), (the "Company") is pleased to announce that it has appointed Neil E. Gambow Jr., a senior manufacturing operations executive, to the position of President of Kelso's wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc. effective November 12, 2007.

Mr. Gambow, based in Chicago, Illinois, will be responsible for the leadership of Kelso Technologies (U.S.A.) Inc. This Company has been positioned by Kelso over the last two years as the sales, marketing and manufacturing operation for the parent Company. Mr. Gambow is the former President of Midland Manufacturing Co., a fully integrated, stand-alone subsidiary of the Dover Corporation, a US-based Fortune 500 company. Midland produces valves and valve-related products for the North American Rail Tank Car market.

A results-oriented, hands-on manufacturing executive, Mr. Gambow is a strong leader experienced in managing and growing business enterprises to profitable levels. He is experienced in the preparation of effective strategic plans, building strong management teams, and in developing and maintaining excellent customer relationships at senior levels. He brings proven entrepreneurial leadership and keen communication skills which will enable Kelso to develop a roadmap for revenue growth, profit generation, performance excellence, customer satisfaction and shareholder value.

"*To say I am delighted that Neil has agreed to join Kelso is very much an understatement. Kelso conducted a search for a key rail person to lead the charge to make it a dominant force in the pressure relief valve and rail products industry. There is no better individual from the rail industry that could bring to Kelso, the combination of experience, relationships and in-depth knowledge of that sector and in particular, of the pressure relief valve niche,*" stated John L. Carswell, President & CEO of Kelso's parent Company.

During his career, Mr. Gambow led the acquisition of a manufacturing company and integrated it into a parent company, integrated an acquired product line into plant operations, more than doubled revenue and profit in the last two companies by reducing costs and increasing revenue, introduced Global Sourcing and successfully changed internal cultures.

As President of Kelso's US subsidiary, Mr. Gambow will have responsibility for achieving profit goals, growth objectives and other metrics. He will direct marketing, sales, manufacturing, supply chain, product engineering, quality assurance and customer support.

Mr. Gambow will be responsible for the development and execution of comprehensive strategies to accelerate rail market penetration to drive revenue growth and also to drive earnings growth. His expertise will provide for operations management systems and policies to reduce production costs, to oversee the growth in manufacturing capabilities and to establish internal and external communications tools and mechanisms to handle the expected volume increases.

cont'd. . . .

82-2441

"My decision to join Kelso was based on two key factors. The first is the unique and innovative pressure relief valve that Kelso has developed for the rail tank car market. It is undoubtedly, the next generation in pressure relief technology and something that will definitely benefit the industry through lower cost of ownership and better all round performance. The second factor is Kelso's leadership and vision. The Management has positioned the Company for future growth and success not only within the rail sector in North America, but also internationally in a multitude of other industries as well as rail," Mr. Gambow stated as the newly-appointed President of Kelso Technologies (U.S.A.) Inc.

While his primary focus will be the rail industry in North America, Mr. Gambow will assist the existing management team in its expansion of rail and other markets internationally where opportunities to exploit Kelso's 21 Patents exist.

Mr. Gambow, who has been active with the American Association of Railroads (AAR), the Chlorine Institute and the Bureau of Explosives (BOE), will continue to represent Kelso to these organizations as well as to work closer with the major tank car lessors and manufacturers in North America.

In addition to being recent past President of Midland Manufacturing Company, Mr. Gambow was also President of Post Glover Resistors Inc. (1990-2001), a fully integrated manufacturing enterprise with annual sales of $20 million and 140 employees. From 1987 to 1990, he was President of Ellis and Watts based in Cincinnati. Ellis and Watts was a fully integrated manufacturing enterprise with annual sales of $40 million and 250 employees. He spent numerous years with the Goodrich Corporation (formerly BF Goodrich) in a succession of positions ranging from overseeing manufacturing and production of aircraft, marine, rubber products and rising to the position of Group Vice President in the Aerospace and Defense Division.

This appointment forms a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan.

In accordance with the Company's approved 2007 Stock Options Plan, the Company also reports that it has granted a total of 1,885,993 million incentive stock options to Consultants, Officers and Directors of the Company, 100,000 exercisable at $0.45 per share, 100,000 exercisable at $0.25 per share and 1,685,993 exercisable at $0.10 per share. All options are exercisable during the next five years. These incentive stock options are awarded to provide key individuals with performance incentives as part of their agreements with Kelso Technologies Inc.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO APPOINTS SENIOR RAIL INDUSTRY EXECUTIVE NEIL E. GAMBOW JR. AS PRESIDENT

FRIDAY, NOVEMBER 9, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), (the "Company") is pleased to announce that it has appointed Neil E. Gambow Jr., a senior manufacturing operations executive, to the position of President of Kelso's wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc. effective November 12, 2007.

Mr. Gambow, based in Chicago, Illinois, will be responsible for the leadership of Kelso Technologies (U.S.A.) Inc. This Company has been positioned by Kelso over the last two years as the sales, marketing and manufacturing operation for the parent Company. Mr. Gambow is the former President of Midland Manufacturing Co., a fully integrated, stand-alone subsidiary of the Dover Corporation, a US-based Fortune 500 company. Midland produces valves and valve-related products for the North American Rail Tank Car market.

A results-oriented, hands-on manufacturing executive, Mr. Gambow is a strong leader experienced in managing and growing business enterprises to profitable levels. He is experienced in the preparation of effective strategic plans, building strong management teams, and in developing and maintaining excellent customer relationships at senior levels. He brings proven entrepreneurial leadership and keen communication skills which will enable Kelso to develop a roadmap for revenue growth, profit generation, performance excellence, customer satisfaction and shareholder value.

"*To say I am delighted that Neil has agreed to join Kelso is very much an understatement. Kelso conducted a search for a key rail person to lead the charge to make it a dominant force in the pressure relief valve and rail products industry. There is no better individual from the rail industry that could bring to Kelso, the combination of experience, relationships and in-depth knowledge of that sector and in particular, of the pressure relief valve niche,*" stated John L. Carswell, President & CEO of Kelso's parent Company.

During his career, Mr. Gambow led the acquisition of a manufacturing company and integrated it into a parent company, integrated an acquired product line into plant operations, more than doubled revenue and profit in the last two companies by reducing costs and increasing revenue, introduced Global Sourcing and successfully changed internal cultures.

As President of Kelso's US subsidiary, Mr. Gambow will have responsibility for achieving profit goals, growth objectives and other metrics. He will direct marketing, sales, manufacturing, supply chain, product engineering, quality assurance and customer support.

Mr. Gambow will be responsible for the development and execution of comprehensive strategies to accelerate rail market penetration to drive revenue growth and also to drive earnings growth. His expertise will provide for operations management systems and policies to reduce production costs, to oversee the growth in manufacturing capabilities and to establish internal and external communications tools and mechanisms to handle the expected volume increases.

cont'd. . . .

822-4491

"*My decision to join Kelso was based on two key factors. The first is the unique and innovative pressure relief valve that Kelso has developed for the rail tank car market. It is undoubtedly, the next generation in pressure relief technology and something that will definitely benefit the industry through lower cost of ownership and better all round performance. The second factor is Kelso's leadership and vision. The Management has positioned the Company for future growth and success not only within the rail sector in North America, but also internationally in a multitude of other industries as well as rail,"* Mr. Gambow stated as the newly-appointed President of Kelso Technologies (U.S.A.) Inc.

While his primary focus will be the rail industry in North America, Mr. Gambow will assist the existing management team in its expansion of rail and other markets internationally where opportunities to exploit Kelso's 21 Patents exist.

Mr. Gambow, who has been active with the American Association of Railroads (AAR), the Chlorine Institute and the Bureau of Explosives (BOE), will continue to represent Kelso to these organizations as well as to work closer with the major tank car lessors and manufacturers in North America.

In addition to being recent past President of Midland Manufacturing Company, Mr. Gambow was also President of Post Glover Resistors Inc. (1990-2001), a fully integrated manufacturing enterprise with annual sales of $20 million and 140 employees. From 1987 to 1990, he was President of Ellis and Watts based in Cincinnati. Ellis and Watts was a fully integrated manufacturing enterprise with annual sales of $40 million and 250 employees. He spent numerous years with the Goodrich Corporation (formerly BF Goodrich) in a succession of positions ranging from overseeing manufacturing and production of aircraft, marine, rubber products and rising to the position of Group Vice President in the Aerospace and Defense Division.

This appointment forms a part of several initiatives that are positively affecting the Company as it implements its Strategic Corporate Plan.

In accordance with the Company's approved 2007 Stock Options Plan, the Company also reports that it has granted a total of 1,885,993 million incentive stock options to Consultants, Officers and Directors of the Company, 100,000 exercisable at $0.45 per share, 100,000 exercisable at $0.25 per share and 1,685,993 exercisable at $0.10 per share. All options are exercisable during the next five years. These incentive stock options are awarded to provide key individuals with performance incentives as part of their agreements with Kelso Technologies Inc.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES ARRANGEMENT OF $50,200 PRIVATE PLACEMENT

WEDNESDAY, DECEMBER 19, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), (the "Company"), developer of the unique JS line of pressure relief valves, announces it has arranged a private placement in the amount of $50,200.

The private placement consists of 920,000 units at a price of $0.06 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 for a period of two years from closing. A finder's fee of ten per cent (10%) or $2,700 of the proceeds will be paid to Global Maxfin Capital Inc. of Vancouver, BC for raising $27,000 of these private placement funds. In addition, a finder's fee of ten per cent (10%) or $2,820 of the proceeds will be paid to an individual for raising $28,200.

Proceeds from the private placement will be utilized specifically to pay fees associated with the Company's accounting, audit and patent legal services.

The Company reserves the right to over-subscribe the private placement up to 48 hours prior to the closing. This placement is subject to regulatory approval.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES ARRANGEMENT OF $50,200 PRIVATE PLACEMENT

WEDNESDAY, DECEMBER 19, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), (the "Company"), developer of the unique JS line of pressure relief valves, announces it has arranged a private placement in the amount of $50,200.

The private placement consists of 920,000 units at a price of $0.06 per unit. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to acquire an additional common share in the capital of the Company at a price of $0.10 for a period of two years from closing. A finder's fee of ten per cent (10%) or $2,700 of the proceeds will be paid to Global Maxfin Capital Inc. of Vancouver, BC for raising $27,000 of these private placement funds. In addition, a finder's fee of ten per cent (10%) or $2,820 of the proceeds will be paid to an individual for raising $28,200.

Proceeds from the private placement will be utilized specifically to pay fees associated with the Company's accounting, audit and patent legal services.

The Company reserves the right to over-subscribe the private placement up to 48 hours prior to the closing. This placement is subject to regulatory approval.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES THIRD CORPORATE UPDATE TO SHAREHOLDERS

WEDNESDAY, DECEMBER 19, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has issued its second in a series of semi-regular Corporate Updates.**

The current update #103 issued today, is available for viewing on its website at www.kelsotech.com.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ISSUES THIRD CORPORATE UPDATE TO SHAREHOLDERS

WEDNESDAY, DECEMBER 19, 2007 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") has *issued its second in a series of semi-regular Corporate* Updates.

The current update #103 issued today, is available for viewing on its website at www.kelsotech.com.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release. The information in this news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this release, words such as "estimate", "expect", "anticipate" and "believe" as well as similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects, and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements, which speak only as of the date the statements were made. The Company does not update forward-looking statements continually as conditions change. We seek safe harbor.

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV : KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DISCUSSES AUDITED FINANCIAL STATEMENT FILING DATE

WEDNESDAY, JANUARY 9, 2008 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") acknowledges that the trading halt issued January 8, 2008 by the BC Securities Commission is in keeping with policies of the Commission.

The halt has been issued because the audited financials for the period ending August 31, 2007 have not been issued by the required deadline of December 31, 2007.

The Auditors for the Company, Smythe Ratcliffe, are working diligently to complete the Company's audited financial statements as quickly as possible. At that point, the Company will attend to the requisite filing immediately.

The Company will keep all shareholders informed by news release as soon as the filings have been made.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

82-2441

KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

NEWS RELEASE

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES DISCUSSES AUDITED FINANCIAL STATEMENT FILING DATE

WEDNESDAY, JANUARY 9, 2008 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. (TSXV:KLS) (Pink Sheets: KEOSF), developer of the unique JS line of pressure relief valves, (the "Company") acknowledges that the *trading halt issued January 8, 2008* by the BC Securities Commission is in keeping with policies of the Commission.

The halt has been issued because the audited financials for the period ending August 31, 2007 have not been issued by the required deadline of December 31, 2007.

The Auditors for the Company, Smythe Ratcliffe, are working diligently to complete the Company's audited financial statements as quickly as possible. At that point, the Company will attend to the requisite filing immediately.

The Company will keep all shareholders informed by news release as soon as the filings have been made.

Kelso Technologies Inc. is a public Company that trades on the TSX Venture Exchange under the symbol KLS and is quoted in the United States on the Pink Sheets under the symbol KEOSF.

For further information: please visit Kelso Technologies' website at www.kelsotech.com or contact Shareholder and Investor Relations at 1.866.535.7685 (604.878.7600) (kelso@kelsotech.com).

Issued on behalf of the Board of Directors of
Kelso Technologies Inc.,
"John L. Carswell"
John L. Carswell
President & CEO

END